

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Kristine R. Nario-Eng
Chief Financial Officer
New York Mortgage Trust, Inc.
90 Park Avenue
New York, New York 10016

>   **Re: New York Mortgage Trust, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2021**
>   **Filed February 25, 2022**
>   **File No. 001-32216**

Dear Kristine R. Nario-Eng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction